PE
9-31-02

SECURITIES AND EXCHANGE COMMISSION

02058667

Washington, D.C., 20549

FORM 6-K

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Report of Foreign Issuer

For the month of July, 2002.

QI Systems Inc. (SEC File No: 0-30948)
(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.
(Registrant)

Date: September 10, 2002

By:* M. Taherzadeh
(Signature)*
MESBAH TAHERZADEH, PRESIDENT & CEO

*Print name and title under the signature of the signing officer

SEC MAIL PROCESSING RECEIVED SEP 23 2002 WASH. D.C. 155 SECTION

SEC 1815 (7-91)

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BC FORM 45-902F (Formerly Form 20)

Securities Act (British Columbia)

Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**

QI SYSTEMS INC.
Name of Issuer

Unit 101 – 3820 Jacombs Road, Richmond, British Columbia V6V 1Y6
Address

(604) 248-2301
Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

TSX Venture Exchange and the OTC BB

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

(a) 3,550,000 units (the "Investor Units"). Each Investor Unit is comprised of one common share and one non-transferable share purchase warrant. Each one such warrant entitles the holder to purchase one additional common share of the Company for a period of two years, exercisable at a price of US$0.40 per share. Reference is made to Item 6.

(b) 200,000 common shares. Reference is made to Item 6.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Gemcore Communications Inc. Surrey, B.C.	80,000 Units [(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Craig Jones Richmond, B.C.	10,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	Sections 45(2)(10) and 74(2)(9) - A	Four months and one day
Mesbah Taherzadeh West Vancouver, B.C.	10,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	Sections 45(2)(10) and 74(2)(9) - A	Four months and one day
Richard Murray Delta, B.C. V4L 1Y1	100,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Douglas C. Brazier Vancouver, B.C.	160,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
David R. Bissett Vancouver, B.C.	160,000 Units[(1)])	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
James Roberts Vancouver, B.C.	1,170,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Robert Angus Vancouver, B.C.	100,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Julie Hajduk Vancouver, B.C.	30,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Esther Hajduk Vancouver, B.C.	10,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
George Hajduk Vancouver, B.C.	10,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Gary Young Burnaby, B.C.	10,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Azim Nathoo Vancouver, B.C.	10,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Andrew Smith Westbank, B.C.	10,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Robert Kidson Vancouver, B.C.	20,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Charles Warne Pitt Meadows, B.C.	10,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Dr. Andrew Ellison Vancouver, B.C.	100,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Harginer S. Jhutty Surrey, B.C.	20,000 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Matthew Yugovich Lubbock, TX	83,333 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Frank Weisser Houston, TX	66,667 Units[(1)]	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Billy G. Parker Jr. The Woodland, TX	750,000 Units(1)	July 17, 2002	US$0.30/Cdn.$0.50	Sections 45(2)(10) and 74(2)(9) - A	Four months and one day
David Howard & Helen L . Howard Covington, GA	18,000 Units(1)	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Kok F. Wong Lilburn, GA	10,000 Units(1)	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Charles J. Reich Jonesboro, GA	25,000 Units(1)	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Thomas Hamblen McDonough, GA	40,000 Units(1)	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Gary C. Hahl Arcade, NY	112,000 Units(1)	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Eileen M. Wekenmann Arcade, NY	6,000 Units(1)	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Lillie Cocunato Woodbridge, Ontario	24,000 Units(1)	July 17, 2002	US$0.30/Cdn.$0.50	Sections 45(2)(10) and 74(2)(9) - A	Four months and one day
Ursula Roberts Vancouver, B.C.	90,000 Units(1)	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Michael W. O'Brien Conyers, GA	65,000 Units(1)	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Omega Informatics Ltd. Vancouver, B.C.	200,000 Common Shares	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day
Burrard Technologies Corp. Port Moody, B.C.	240,000 Units(1)	July 17, 2002	US$0.30/Cdn.$0.50	MI 45-103, s.3.1	Four months and one day

(1) Each unit is comprised of one common share and one non-transferable share purchase warrant. One share purchase warrant will entitle the investor to purchase one additional common share without par value (the "Warrant Shares") for a period of two years from the date of the initial purchase, being May 3, 2002, exercisable at U.S.$0.40 per share (Cdn.$0.67).

A = Securities Act (British Columbia)
R = Securities Regulations (British Columbia)
MI = Multilateral Instrument 45-103, Capital Raising Exemptions

6. **Disclose the following information in a schedule to the Form 45-902F. The *information in the schedule is not available to the public.***

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

A minimum of Cdn$1,275,025.50 (U.S.$765,000) and, in the event that all of the Warrant Shares are exercised, a maximum of Cdn$2,841,723.50 (U.S.$1,705,000).

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

n/a

The undersigned hereby certifies that the statements made in this report and in ay schedule to this report are true and correct.

DATED at Vancouver, B.C., this 17th day of July, 2002.

QI Systems Inc.
(Name of Issuer - please print)

Per: [signature]
(Signature of authorized signatory

Mesbah Taherzadeh, President
(Name and office of authorized signatory - please print)

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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Gemcore Communications Inc. 17080-103 Ave. Surrey, B.C. V4N 3K9		80,000 Units [1]	MI 45-103, s.3.1
Mr. Craig Jones 10381 Hollywell Drive Richmond, B.C. V7E 5C8		10,000 Units[1]	Sections 45(2)(10) and 74(2)(9) - A
Mr. Mesbah Taherzadeh 5290 Gulf Place, W. Vancouver, B.C. V7W 2V9		10,000 Units[1]	Sections 45(2)(10) and 74(2)(9) - A
Mr. Richard Murray 988-57th Street Delta, B.C. V4L 1Y1		100,000 Units[1]	MI 45-103, s.3.1
Mr. Douglas C. Brazier 1195 W. 50th. Avenue Vancouver, B.C. V6P 1B1		160,000 Units[1]	MI 45-103, s.3.1
Mr. David R. Bissett T4-1500 Hornby St. Vancouver, B.C., V6Z 2R1		160,000 Units[1])	MI 45-103, s.3.1
Mr. James Roberts 4539 Angus Dr. Vancouver, B.C. V6J 4J4		1,170,000 Units[1]	MI 45-103, s.3.1
Mr. Robert Angus 1838 W. 19th. Ave. Vancouver, B.C. V6J 2N9		100,000 Units[1]	MI 45-103, s.3.1
Miss. Julie Hajduk 40 W. 18th. Ave. Vancouver, B.C. V5Y 2A4		30,000 Units[1]	MI 45-103, s.3.1
Ms. Esther Hajduk 34 W. 18th. Ave. Vancouver, B.C. V5Y 3A6		10,000 Units[1]	MI 45-103, s.3.1
Mr. George Hajduk 34 West 18th.Ave. Vancouver, B.C. V5Y 3A6		10,000 Units[1]	MI 45-103, s.3.1
Mr. Gary Young 4606 Midlawn Dr. Burnaby, B.C. V5C 3P6		10,000 Units[1]	MI 45-103, s.3.1
Mr. Azim Nathoo 1101-1415 W. Georgia Street Vancouver, B.C. V6G 3C8		10,000 Units[1]	MI 45-103, s.3.1
Mr. Andrew Smith 105-4074 Gellatly Rd. Westbank, B.C. V4T 2S8		10,000 Units[1]	MI 45-103, s.3.1
Mr. Robert Kidson 903-1960 Alberni Street Vancouver, B.C. V6G 1B6		20,000 Units[1]	MI 45-103, s.3.1

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Mr. Charles Warne 11820 Greenhaven Cr. Pitt Meadows, B.C. V3Y 1L6		10,000 Units(1)	MI 45-103, s.3.1
Dr. Andrew Ellison 613-750 W. Broadway Vancouver, B.C. V5S 1H5		100,000 Units(1)	MI 45-103, s.3.1
Mr. Harginer S. Jhutty 15776-108 Avenue Surrey, B.C. V4N 4N1		20,000 Units(1)	MI 45-103, s.3.1
Mr. Matthew Yugovich 8806 HWY 87 Lubbock, TX 79423		83,333 Units(1)	MI 45-103, s.3.1
Mr. Frank Weisser 2111 Briarpark Dr. Houston, TX 77042		66,667 Units(1)	MI 45-103, s.3.1
Mr. Billy G. Parker Jr. 3 Spotted Deer The Woodland, TX 77381		750,000 Units(1)	Sections 45(2)(10) and 74(2)(9) - A
Mr. David Howard & Ms. Helen L . Howard 1865 Woodlawn Rd. Covington, GA 30014		18,000 Units(1)	MI 45-103, s.3.1
Mr. Kok F. Wong 5218 Manitu Court Lilburn, GA 39947		10,000 Units(1)	MI 45-103, s.3.1
Mr. Charles J. Reich 7584 Livingston Dr. Jonesboro, GA 30236		25,000 Units(1)	MI 45-103, s.3.1
Mr. Thomas Hamblen 148 River Park Circle McDonough, GA 30252		40,000 Units(1)	MI 45-103, s.3.1
Mr. Gary C. Hahl 5456 Java Lake Rd. Arcade, NY 14009		112,000 Units(1)	MI 45-103, s.3.1
Ms. Eileen M Wekenmann 115 Morningside Dr. Arcade, NY 14009		6,000 Units(1)	MI 45-103, s.3.1
Ms. Lillie Cocunato 130 Monsheen Dr. Woodbridge, Ontario, L4L 2E7		24,000 Units(1)	Sections 45(2)(10) and 74(2)(9) - A
Ms. Ursula Roberts 4539 Angus Dr. Vancouver, B.C., V6J 4J4		90,000 Units(1)	MI 45-103, s.3.1
Mr. Michael W. O'Brien 2524 Chimney Ridge Dr. Conyers, GA 30094-6808		65,000 Units(1)	MI 45-103, s.3.1

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Omega Informatics Ltd. 3958 West 19th. Ave. Vancouver, B.C. V6S 1E1		200,000 Common Shares	MI 45-103, s.3.1
Burrard Technologies Corp. 2936 Spring Street Port Moody, B.C. V3H 1Z7		240,000 Units (1)	MI 45-103, s.3.1

(1) Each unit is comprised of one common share and one non-transferable share purchase warrant. One share purchase warrant will entitle the investor to purchase one additional common share without par value (the "Warrant Shares") for a period of two years from the date of the initial purchase, being May 3, 2002, exercisable at U.S.$0.40 per share (Cdn.$0.67).

A = Securities Act (British Columbia)
R = Rules
MI = Multilateral Instrument 45-103, Capital Raising Exemptions